SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com	FIRM/AFFILIATE OFFICES —————— BOSTON CHICAGO HOUSTON LOS ANGELES PALO ALTO WASHINGTON, D.C. WILMINGTON
March 11, 2024 VIA EDGAR AND EMAIL United States Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, NE Washington, D.C. 20549	—————— BEIJING BRUSSELS FRANKFURT HONG KONG LONDON MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

Attn:	Christina Chalk, Esq.

Shane Callaghan, Esq.

Re:	Taro Pharmaceutical Industries Ltd.
Schedule 13E-3 Filed February 15, 2024
File No. 005-49231

Dear Ms. Chalk:

On behalf of Taro Pharmaceutical Industries Ltd. (the “Registrant”), we are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, Office of Mergers & Acquisitions, dated February 28, 2024 (the “Comment Letter”), with respect to the above-referenced preliminary proxy statement (the “Proxy Statement”) on Schedule 13E-3 (the “Schedule 13E-3”), filed with the Commission on February 15, 2024. This letter is being filed with the Commission electronically via the EDGAR system today.

In connection with the submission of this letter, the Registrant is filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1 to the Proxy Statement”), and the Filing Persons (as defined in the Schedule 13E-3) are filing Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1 to the Schedule 13E-3”). Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3 reflect revisions made in response to the comments of the Staff and the updating of other information.

Securities and Exchange Commission

March 11, 2024

Set forth below is our response to the Staff’s comments as set forth in the Comment Letter. Please note that any reference to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3, as applicable. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1 to the Proxy Statement and Amendment No. 1 to the Schedule 13E-3, as applicable.

Schedule 13E-3 Filed February 15, 2024

General

1.

We note that the required shareholder vote to approve and adopt the Transactions is not consistently stated throughout the Proxy Statement. Specifically, the affirmative vote of (i) at least 75% of the ordinary shares present and voting at the ordinary class meeting and (ii) at least 75% of the founders’ shares present and voting at the founders class meeting is omitted in certain places. See, for example, the first bullet under “Procedural Safeguards” on page 38 of the Proxy Statement. Please revise or advise.

Response: In response to the Staff’s comment, the Registrant has revised the Schedule 13E-3 to include the requested disclosure on page 1 of Amendment No. 1 to the Schedule 13E-3, and the Registrant has revised the introduction to the Proxy Statement to include the requested disclosure in response to the Staff’s comments, in addition to pages 7, 38, 39, 58, 59, 62, 63 and 72 of Amendment No. 1 to the Proxy Statement.

2.

We note the following disclosure on page 1 of your Schedule 13E-3: “Sun Pharma, Alkaloida, TDC, and SPH expect to fund the aggregate merger consideration and all related fees and expenses with cash on hand, borrowings or a combination thereof.” However, Item 10(d) of your Schedule 13E-3 and the section entitled “Financing of the Merger” on page 41 of the Proxy Statement indicate that the Merger will be funded entirely by cash on hand. Please clarify whether the Filing Persons expect to borrow any funds to consummate the Merger. See Item 10 of Schedule 13E-3 and Item 1007(d) of Regulation M-A.

Response: In response to the Staff’s comment, the Registrant has revised the Schedule 13E-3 to include the requested disclosure on page 1 of Amendment No. 1 to the Schedule 13E-3 to clarify that the Merger will be funded entirely by cash or cash equivalents on hand.

Background to the Merger, page 9

3.

On July 19, 2023, the Company’s second largest shareholder, Krensavage Asset Management LLC (“Krensavage”), issued a press release opposing the Initial Proposal with a purchase of $38.00 per share. See slides 13 and 14 of Exhibit (c)(2). Please expand this section to address whether and if so, how the Special Committee considered Krensavage’s opposition to the Initial Proposal and to describe any related communication with Krensavage, if applicable.

Securities and Exchange Commission

March 11, 2024

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure in response to the Staff’s comments on pages 11 and 20 of Amendment No. 1 to the Proxy Statement.

4.

On page 11 of the Proxy Statement, you state that the Special Committee discussed the potential facilitation of a “business matter that is unrelated to the Merger between Sun Pharma and another company” by a member of the Special Committee at its meeting on July 25, 2023. Please revise your disclosure to explain how the Special Committee resolved this matter.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 11 of Amendment No. 1 to the Proxy Statement.

5.

On page 12 of the Proxy Statement, you define the terms the “Pending Litigation” and the “Litigation Loss Contingency Amount.” Please explain in detail the litigation encompassed by these defined terms so that shareholders can better understand the related negotiations of this transaction and how such litigation affects the Company’s valuation.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 12 of Amendment No. 1 to the Proxy Statement.

Opinion of the Special Committee’s Financial Advisor, page 29

6.

At the bottom of page 29 of the Proxy Statement, you refer to “certain internal financial and operating information with respect to the business, operations and prospects of the Company,” which included the Management Forecasts that were reviewed by BoA Securities in connection with rendering its opinion. This reference appears to include nonpublic forecasts and projections beyond the Management Forecasts. If so, please revise to summarize them in the Proxy Statement.

Response: In addition to the Management Forecasts summarized on pages 47-48 of the Proxy Statement, management also provided estimates regarding forecasted net cash and the number of fully diluted shares. Accordingly, in response to the Staff’s comment, the Registrant has revised the Proxy Statement to include such estimates on pages 32-33 of Amendment No. 1 to the Proxy Statement. The Registrant respectfully advises the Staff that, to the extent the Management Forecasts included other non-public forecasts and projections not disclosed or summarized in the Proxy Statement, such non-public forecasts and projections were not considered by BofA Securities in connection with rendering its opinion or were not otherwise material.

7.

Revise the “Summary of Material Company Financial Analyses” section to include a summary of the BoA Securities presentations filed as Exhibit (c)(2) through (c)(6). See Item 9 of Schedule 13E-3 and Item 1015(b)(6) of Regulation M-A. To the extent that one or more of the presentations are the same as other presentations you have already described in the revised disclosure, provide a summary of the material differences.

Securities and Exchange Commission

March 11, 2024

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 34 of Amendment No. 1 to the Proxy Statement.

8.

Please revise the ‘Summary of Material Company Financial Analyses’ section to disclose the data underlying the results described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the enterprise value for each selected company that is the basis for the multiples disclosed on page 32 of the Proxy Statement with respect to the “Selected Publicly Traded Companies Analysis” and (ii) the premia paid for each transaction referenced on page 34 of the Proxy Statement with respect to the “Premia Calculations” section.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on pages 32 and 34 of Amendment No. 1 to the Proxy Statement.

9.

On page 31 of the Proxy Statement, expand the explanation of how BoA Securities selected the comparable companies, rather than only stating that such companies are “publicly traded generics companies.” Similarly, on page 34 of the Proxy Statement, revise to explain how BoA Securities selected the comparable transactions, rather than only stating that such transactions were “public company biopharmaceutical acquisitions.”

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on pages 31 and 34 of Amendment No. 1 to the Proxy Statement.

10.

On page 33 of the Proxy Statement, we note that the heading for the first and third column of the table at the top of page are both “EV / 2023E EBITDA.” Please revise these headings, or otherwise clearly explain the difference between these columns.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 33 of Amendment No. 1 to the Proxy Statement.

11.

We note that you have presented an “illustrative sensitivity scenario” for BoA Securities’ Discounted Cash Flow Analysis on page 34 of the Proxy Statement, which incorporates “adjustments to Net Revenue growth and Adjusted EBITDA margin based on input provided by the Special Committee.” Please further explain these adjustments or to the extent such adjustments are explained elsewhere in the Proxy Statement, please include a cross-reference in this section.

Securities and Exchange Commission

March 11, 2024

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 34 of Amendment No. 1 to the Proxy Statement.

Purposes and Effects of the Merger; Reasons for the Merger, page 39

12.

Please expand your disclosure in this section to explain Sun Pharma’s reasons for undertaking the Transactions at this time, as opposed to at any other time. See Item 7 of Schedule 13E-3 and Item 1013(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 39 of Amendment No. 1 to the Proxy Statement.

Certain Unaudited Prospective Financial Information, page 47

13.

We note on page 47 of the Proxy Statement that Taro’s future financial performance for fiscal years 2024 through 2029 was “derived by extrapolating Taro management’s financial model, including growth and margin trends.” Please revise this disclosure to explain the assumptions used to extrapolate Taro’s financial performance in order to create the Long-term Financial Model and quantify all assumptions, where practicable.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 47 of Amendment No. 1 to the Proxy Statement.

Financial Information, page 70

14.

In circumstances where an issuer elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise this section of the Proxy Statement to include the information required by Item 1010(c) of Regulation M-A.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to provide summary financial information that complies with Item 1010(c) of Regulation M-A on page 70 of Amendment No. 1 to the Proxy Statement. In addition, no Item 1010(c) summary pro forma information was furnished as such summary pro forma information was not considered material because (i) the proposed merger consideration is all-cash, and (ii) if the merger is completed, the Registrant’s ordinary shares will cease to be publicly traded.

Securities and Exchange Commission

March 11, 2024

15.

In the last bullet of page 70 of the Proxy Statement, you incorporate by reference “any additional periodic financial information contained in reports of foreign private issuer on Form 6-K that we furnish to the SEC . . . .” Schedule 13E-3 does not specifically permit “forward incorporation” of documents to be filed in the future. Rather, you must amend your document to specifically list any such filings. Please revise.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 70 of Amendment No. 1 to the Proxy Statement.

Beneficial Ownership of Taro Shares, page 78

16.

We note that the 29,497,813 ordinary shares reported as beneficially owned by Dilip Shanghvi, as the Chairman of the Board, in the beneficial ownership table on page 78 of the Proxy Statement have been omitted from the total for “All Directors and Executive Officers as a group.” Please revise or advise.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 78 of Amendment No. 1 to the Proxy Statement.

Directors and Executive Officers of Taro, Sun Pharma, Alkaloida, TDC, SPH and Merger Sub, page 80

17.

Please revise your disclosure in this section to include the information required by Item 3 of Schedule 13E-3 and Item 1003(c) of Regulation M-A for each natural person specified in General Instruction C to Schedule 13E-3, including material occupations, positions, offices or employment during the past five years for such person, the starting and ending dates of such positions, and the principal business of any corporation or other organization in which such position was carried on.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on pages 80-91 of Amendment No. 1 to the Proxy Statement.

Transactions Between Sun Pharma and Taro, page 93

18.

Please revise your disclosure in this section to include the approximate dollar amounts paid between Sun Pharma and the Company for the disclosed transactions and arrangements. See Item 5 of Schedule 13E-3 and Item 1005(a) of Regulation M-A.

Securities and Exchange Commission

March 11, 2024

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 93 of Amendment No. 1 to the Proxy Statement.

Where You Can Find More Information, page 94

19.

The SEC public reference room no longer provides a means for shareholders to access periodic report filings; however, those filings are generally available on the SEC’s EDGAR system. Please revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Registrant has revised the Proxy Statement to include the requested disclosure on page 94 of Amendment No. 1 to the Proxy Statement.

*****

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments with respect to this matter, please contact the undersigned at (212)-735 2297.

Sincerely,

/s/ Maxim O. Mayer-Cesiano
Maxim O. Mayer-Cesiano

cc:	Dilip Shanghvi, Taro Pharmaceutical Industries Ltd.

Adam M. Klein, Adv., Goldfarb Gross Seligman & Co.

Daniel P. Kahn, Adv., Goldfarb Gross Seligman & Co.

Clifford M.J. Felig, Adv., Meitar Law Offices

Jonathan M. Nathan, Adv., Meitar Law Offices

Benjamin Bekkerman, Adv., Meitar Law Offices

Richard B. Alsop, Esq., Shearman & Sterling LLP

George Karafotias, Esq., Shearman & Sterling LLP

Michael Davis, Esq., Davis Polk & Wardwell LLP

Nir Dash, Esq., Herzog, Fox & Neeman

Niv Savan, Esq., Herzog, Fox & Neeman